Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND SIX MONTHS
ENDED JUNE 30, 2022

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2022 and December 31, 2021
(Unaudited)

	June 30, 2022	December 31, 2021
	(in millions)
ASSETS
Cash and cash equivalents	$2,855	$5,044
Restricted cash	729	801
Trade receivables, net	187	192
Financing receivables, net	16,537	15,376
Receivables from Iveco Group N.V.	281	—
Inventories, net	5,473	4,216
Property, plant and equipment, net	1,429	1,475
Investments in unconsolidated subsidiaries and affiliates	319	333
Equipment under operating leases	1,614	1,738
Goodwill, net	3,259	3,210
Other intangible assets, net	1,176	1,207
Deferred tax assets	390	421
Derivative assets	237	182
Other assets	1,162	1,675
Assets held for distribution	—	13,546
Total Assets	$35,648	$49,416
LIABILITIES AND EQUITY
Debt	20,817	20,897
Payables to Iveco Group N.V.	73	502
Trade payables	3,603	3,530
Deferred tax liabilities	116	125
Pension, postretirement and other postemployment benefits	580	675
Derivative liabilities	326	181
Other liabilities	4,290	4,761
Liabilities held for distribution	—	11,892
Total Liabilities	$29,805	$42,563
Redeemable noncontrolling interest	49	45
Common shares, €0.01, par value; outstanding 1,353,386,326 common shares and 371,077,277 loyalty program special voting shares at 6/30/2022; and outstanding 1,356,077,000 common shares and 371,218,250 loyalty program special voting shares at 12/31/2021	25	25
Treasury stock, at cost; 11,013,870 common shares at 6/30/2022 and 8,323,196 common shares at 12/31/2021	(121)	(84)
Additional paid in capital	1,456	4,464
Retained earnings	6,751	4,818
Accumulated other comprehensive loss	(2,323)	(2,445)
Noncontrolling interests	6	30
Total Equity	$5,794	$6,808
Total Liabilities and Equity	$35,648	$49,416

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three And Six Months Ended June 30, 2022 and 2021
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Revenues
Net sales	$5,613	$4,778	$9,793	$8,472
Finance, interest and other income	469	396	934	798
Total Revenues	$6,082	$5,174	$10,727	$9,270
Costs and Expenses
Cost of goods sold	4,377	3,716	7,663	6,612
Selling, general and administrative expenses	424	355	802	674
Research and development expenses	212	164	396	296
Restructuring expenses	6	5	8	6
Interest expense	162	137	300	290
Other, net	148	156	331	298
Total Costs and Expenses	$5,329	$4,533	$9,500	$8,176
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries and affiliates	753	641	1,227	1,094
Income tax (expense) benefit	(228)	(152)	(387)	(268)
Equity in income of unconsolidated subsidiaries and affiliates	27	25	48	51
Net income (loss) from continuing operations	552	514	888	877
Net income (loss) from discontinued operations	—	185	—	247
Net income	$552	$699	$888	$1,124
Net income attributable to noncontrolling interests	4	9	7	26
Net income (loss) attributable to CNH Industrial N.V.	$548	$690	$881	$1,098

Basic earnings (loss) per share attributable to common shareholders
Continuing operations	$0.40	$0.38	$0.65	$0.64
Discontinuing operations	$—	$0.13	$—	$0.17
Basic earnings per share attributable to CNH Industrial N.V.	$0.40	$0.51	$0.65	$0.81
Diluted earnings (loss) per share attributable to common shareholders
Continuing operations	$0.40	$0.38	$0.65	$0.64
Discontinuing operations	$—	$0.13	$—	$0.17
Diluted earnings per share attributable to CNH Industrial N.V.	$0.40	$0.51	$0.65	$0.81
Average shares outstanding (in millions)
Basic	1,355	1,354	1,355	1,354
Diluted	1,360	1,361	1,360	1,360

Cash dividends declared per common share	$0.302	$0.132	$0.302	$0.132

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three And Six Months Ended June 30, 2022 and 2021
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Net income	$552	$699	$888	$1,124
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	16	(53)	(79)	(73)
Changes in retirement plans’ funded status	(25)	(17)	(50)	(34)
Foreign currency translation	72	106	331	206
Share of other comprehensive income (loss) of entities using the equity method	(20)	2	(29)	(21)
Other comprehensive income, net of tax	43	38	173	78
Comprehensive income	595	737	1,061	1,202
Less: Comprehensive income attributable to noncontrolling interests	3	9	6	28
Comprehensive income (loss) attributable to CNH Industrial N.V.	$592	$728	$1,055	$1,174

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2022 and 2021
(Unaudited)

	Six Months Ended June 30,
	2022	2021
	(in millions)
Operating activities:
Net income	$888	$1,124
Less: Net income (loss) from discontinued operations	—	247
Net income (loss) of continuing operations	888	877
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of depreciation and amortization of assets under operating leases	167	147
Depreciation and amortization expense of assets under operating leases	105	123
(Gain) loss on disposal of assets	16	—
Loss on repurchase of notes	—	8
Undistributed income (loss) of unconsolidated subsidiaries	(13)	11
Other non-cash items	89	46
Changes in operating assets and liabilities:
Provisions	(51)	91
Deferred income taxes	27	6
Trade and financing receivables related to sales, net	(963)	(495)
Inventories, net	(1,164)	(620)
Trade payables	56	484
Other assets and liabilities	(315)	123
Cash flow from operating activities discontinued operation	—	570
Net cash provided by (used in) operating activities	$(1,158)	$1,371
Investing activities:
Additions to retail receivables	(2,703)	(2,384)
Collections of retail receivables	2,392	2,377
Proceeds from the sale of assets, net of assets under operating leases	2	12
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases	(139)	(106)
Expenditures for assets under operating leases	(252)	(235)
Other	(300)	(276)
Cash flow from investing activities discontinued operation	—	(153)
Net cash used in investing activities	$(1,000)	$(765)
Financing activities:
Proceeds from long-term debt	5,212	4,821
Payments of long-term debt	(4,888)	(5,533)
Net increase (decrease) in other financial liabilities	203	(216)
Dividends paid	(415)	(183)
Other	(40)	—
Cash flow from financing activities discontinued operation	—	(370)
Net cash provided by (used in) financing activities	$72	$(1,481)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(175)	(170)
Increase (decrease) in cash and cash equivalents and restricted cash	(2,261)	(1,045)
Cash and cash equivalents and restricted cash, beginning of year	5,845	9,629
Cash and cash equivalents and restricted cash, end of period	$3,584	$8,584
Cash and cash equivalents and restricted cash, end of period (discontinued operation)	—	680
Cash and cash equivalents and restricted cash, end of period (continuing operations)	$3,584	$7,904

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three And Six Months Ended June 30, 2022
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2021, as previously reported	$25	$(84)	$4,464	$4,818	$(2,445)	$30	$6,808	$45
Demerger of Iveco Group	—	—	(3,044)	1,464	(52)	(22)	(1,654)	—
Balance, January 1, 2022	25	(84)	1,420	6,282	(2,497)	8	5,154	45
Net income	—	—	—	333	—	—	333	3
Other comprehensive income (loss), net of tax	—	—	—	—	130	—	130	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	(21)	—	—	—	—	(21)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	18	—	—	—	18	—
Other changes	—	—	(4)	—	—	(1)	(5)	—
Balance, March 31, 2022	$25	$(105)	$1,434	$6,615	$(2,367)	$7	$5,609	$47
Net income	—	—	—	548	—	—	548	4
Other comprehensive income (loss), net of tax	—	—	—	—	44	(1)	43	—
Dividends paid	—	—	—	(412)	—	—	(412)	(2)
Acquisition of treasury stock	—	(19)	—	—	—	—	(19)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	3	(3)	—	—	—	—	—
Share-based compensation expense	—	—	21	—	—	—	21	—
Other changes	—	—	4	—	—	—	4	—
Balance, June 30, 2022	$25	$(121)	$1,456	$6,751	$(2,323)	$6	$5,794	$49

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three And Six Months Ended June 30, 2021
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2021	$25	$(109)	$4,388	$3,279	$(2,676)	$82	$4,989	$40
Net income	—	—	—	408	—	15	423	2
Other comprehensive income (loss), net of tax	—	—	—	—	38	2	40	—
Dividends paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(2)	—	—	—	(2)	—
Balance, March 31, 2021	$25	$(105)	$4,397	$3,687	$(2,638)	$99	$5,465	$41
Net income	—	—	—	690	—	5	695	4
Other comprehensive income (loss), net of tax	—	—	—	—	38	—	38	—
Dividends paid	—	—	—	(180)	—	(1)	(181)	(1)
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(1)	—	—	(1)	(2)	—
Balance, June 30, 2021	$25	$(105)	$4,411	$4,197	$(2,600)	$102	$6,030	$44

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2021. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. The COVID-19 pandemic has resulted in uncertainties in the Company's business, which may cause actual results to differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.
Certain financial information in this report has been presented by geographic area. Beginning January 1, 2022, our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. Prior amounts have been conformed to these regions. The geographic designations have the following meanings:
•North America: United States, Canada, and Mexico;
•Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;
•South America: Central and South America, and the Caribbean Islands; and
•Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania
Discontinued Operations
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the "Demerger") and Iveco Group N.V. (the "Iveco Group") became a public listed company independent from CNH Industrial with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. The On-Highway Business' financial results for the periods prior to the demerger have been reflected in our Condensed Consolidated Statement of Operations, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the On-Highway Business are classified as discontinued operations within Assets Held for Distribution and Liabilities Held for Distribution in the prior year of the Condensed Consolidated Balance Sheet. Pursuant to the terms of the deeds of demerger entered into between CNH Industrial N.V. and Iveco Group N.V. on January 1, 2022, assets related to the On-Highway Business were transferred to, and liabilities related to the On-Highway Business were retained or assumed by, Iveco Group N.V.
In order to present the financial effects of a Discontinued Operation, revenues and expenses arising from intercompany transactions were eliminated. Eliminations from transactions between Continuing and Discontinued Operations are allocated in full to Discontinued Operations. However, no profit or loss is recognized for intercompany transactions within the Condensed Consolidated Statement of Operations. The amounts of income statement items included in Discontinued Operations is detailed in the following sections.

Intercompany transactions between Continuing and Discontinued Operations have been eliminated in the consolidated statement of financial position. The net balance between Assets held for distribution and Liabilities held for distribution represents the net equity of the Discontinued Operations. This amount corresponds to the reduction in the total equity of CNH Industrial due to the Demerger that occurred on January 1, 2022.
All cash flows from Discontinued Operations are reported in the appropriate items for operating activities, investing activities and financing activities in the Statement of Cash Flows. The cash flows represent those arising from transactions with third parties.
The following table presents the assets and liabilities of the Iveco Group Business classified as Assets Held for Distribution and Liabilities Held for Distribution:

December 31, 2021
(in millions)
ASSETS HELD FOR DISTRIBUTION
Cash and cash equivalents	$961
Restricted cash	55
Trade receivables, net	165
Financing receivables, net	3,284
Inventories, net	3,005
Property, plant and equipment, net	3,221
Investments in unconsolidated subsidiaries and affiliates	613
Equipment under operating leases	66
Goodwill, net	80
Other intangible assets, net	141
Deferred tax assets	1,059
Other assets	896
Total Assets Held for Distribution	$13,546

LIABILITIES HELD FOR DISTRIBUTION
Debt	2,343
Trade payables	3,366
Deferred tax liabilities	14
Pension, postretirement and other postemployment benefits	560
Other liabilities	5,609
Total Liabilities Held for Distribution	$11,892

Details of Statement of Operations line items included in Discontinued Operations, after the eliminations, for three and six months ended June 30, 2021 are as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
	2021	2021
	(in millions)
Revenues
Net sales	$3,962	$7,532
Finance, interest and other income	43	92
Total Revenues	$4,005	$7,624
Costs and Expenses
Cost of goods sold	3,401	6,459
Selling, general and administrative expenses	267	488
Research and development expenses	165	296
Restructuring expenses	3	4
Interest expense	28	57
Other, net	(75)	—
Total Costs and Expenses	$3,789	$7,304
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	216	320
Income tax (expense) benefit	(36)	(77)
Equity in income of unconsolidated subsidiaries and affiliates	5	4
Net Income (loss) from discontinued operations	$185	$247

Cash flows from Discontinued Operations from the six months ended June 30, 2021 are as follows:

Six Months Ended June 30,
2021
(in millions)
Operating activities:
Net income (loss) of discontinued operations	$247
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of depreciation and amortization of assets under operating leases and assets sold under buy-back commitments	159
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	148
Loss on disposal of assets	2
Loss on repurchase of notes	—
Undistributed income of unconsolidated subsidiaries	16
Other non-cash items	(48)
Changes in operating assets and liabilities:
Provisions	60
Deferred income taxes	(7)
Trade and financing receivables related to sales, net	151
Inventories, net	(585)
Trade payables	322
Other assets and liabilities	105
Cash flow from operating activities of discontinued operation	$570
Investing activities:
Additions to retail receivables	(14)
Collections of retail receivables	20
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	1
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(97)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(371)
Other	308
Cash flow provided by (used in) investing activities of discontinued operation	$(153)
Financing activities:
Proceeds from long-term debt	1,566
Payments of long-term debt	(2,068)
Net decrease in other financial liabilities	132
Dividends paid	—
Cash flow from financing activities of discontinued operation	$(370)
Business Combinations
On November 30, 2021, CNH Industrial acquired Raven Industries, Inc. ("Raven"). Raven included three business divisions: Applied Technology, Engineered Films and Aerostar. The acquisition of Raven has been accounted for as a business combination using the acquisition method of accounting. At December 31, 2021, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including $1.3 billion and $0.5 billion in preliminary goodwill and intangible assets, respectively. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Applied Technology results for the three and six months ended June 30, 2022 are included in the Company's Agriculture segment. As of June 30, 2022, the Engineered Films Division has been sold and as of July 31, 2022, the Aerostar division has been sold. During the second quarter, we recorded certain measurement period adjustments as we further refined certain valuations and recorded the sale of the Engineered Films Division.
On December 30, 2021, CNH Industrial completed its previously announced purchase of 90% capital stock of Sampierana S.p.A. ("Sampierana"). At December 31, 2021, CNH Industrial had recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including approximately $51 million in preliminary goodwill. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022 and no measurement period adjustments have been recorded in the three months ended June 30, 2022. The results of Sampierana are included in the Company’s Construction segment.
On May 16, 2022, CNH Industrial acquired Specialty Enterprises LLC, a manufacturer of agricultural spray booms and sprayer boom accessories. The results of Specialty Enterprises will be included in the Company’s Agriculture segment.
2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2022
None
Not Yet Adopted
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of June 30, 2022. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
Revenue Contract Assets and Liabilities Acquired in a Business Combination
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"). ASU 2021-08 requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (Topic 606) as applied by the acquiree to determine what to record for the acquired revenue contract assets and liabilities instead of at fair value on the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the timing of adoption and its impact to our consolidated financial statements.
Troubled Debt Restructurings and Vintage Disclosures
In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings (TDRs) for creditors in ASC 310-40 and amends the guidance on vintage disclosures to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. Entities can elect to adopt the guidance on TDRs using either a prospective or modified retrospective transition. The amendments related to disclosures should be adopted prospectively. The Company is currently evaluating the impact of adoption to our consolidated financial statements.
There are other new accounting pronouncements issued by the FASB that we will adopt. We do not believe any of these accounting pronouncements will have a material impact on our consolidated financial statements.

3. REVENUE
The following table summarizes revenues for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022	2021
	(in millions)
Agriculture	$4,722	$3,970
Construction	891	808
Eliminations and Other	—	—
Total Industrial Activities	$5,613	$4,778
Financial Services	471	392
Eliminations and Other	(2)	4
Total Revenues	$6,082	$5,174

	Six Months Ended June 30,
	2022	2021
	(in millions)
Agriculture	$8,099	$7,008
Construction	1,694	1,464
Eliminations and Other	—	—
Total Industrial Activities	$9,793	$8,472
Financial Services	937	789
Eliminations and Other	(3)	9
Total Revenues	$10,727	$9,270
The following table disaggregates revenues by major source for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022	2021
	(in millions)
Revenues from:
Sales of goods	$5,604	$4,774
Rendering of services and other revenues	9	4
Revenues from sales of goods and services	5,613	4,778
Finance and interest income	271	221
Rents and other income on operating lease	198	175
Finance, interest and other income	469	396
Total Revenues	$6,082	$5,174

	Six Months Ended June 30,
	2022	2021
	(in millions)
Revenues from:
Sales of goods	$9,778	$8,463
Rendering of services and other revenues	15	9
Revenues from sales of goods and services	9,793	8,472
Finance and interest income	512	445
Rents and other income on operating lease	422	353
Finance, interest and other income	934	798
Total Revenues	$10,727	$9,270

Contract liabilities recorded in Other liabilities were $26 million and $20 million at June 30, 2022 and December 31, 2021, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts.
At June 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $21 million ($15 million as of December 31, 2021). The Company expects to recognize revenue on approximately 29% and 87% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 30% and 89% as of December 31, 2021), with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	June 30, 2022	December 31, 2021
	(in millions)
Restricted cash	$709	$736
Financing receivables	8,926	8,838
Total Assets	$9,635	$9,574
Debt	$8,632	$8,528
Total Liabilities	$8,632	$8,528

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income attributable to CNH Industrial	$548	$690	$881	$1,098
Net income (loss) attributable to CNH Industrial from continuing operations	$548	$513	$881	$873
Net income (loss) attributable to CNH Industrial from discontinued operations	$—	$177	$—	$225
Basic earnings (loss) per share attributable to common shareholders:
Weighted average common shares outstanding—basic (in millions)	1,355	1,354	1,355	1,354
Continuing operations	$0.40	$0.38	$0.65	$0.64
Discontinued operations	$—	$0.13	$—	$0.17
Basic earnings per share attributable to CNH Industrial N.V.	$0.40	$0.51	$0.65	$0.81
Diluted earnings (loss) per share attributable to common shareholders
Weighted average common shares outstanding—basic (in millions)	1,355	1,354	1,355	1,354
Stock compensation plans (1) (in millions)	5	7	5	6
Weighted average common shares outstanding—diluted (in millions)	1,360	1,361	1,360	1,360
Continuing operations	$0.40	$0.38	$0.65	$0.64
Discontinued operations	$—	$0.13	$—	$0.17
Diluted earnings per share attributable to CNH Industrial N.V.	$0.40	$0.51	$0.65	$0.81
(1) For the three and six months ended June 30, 2022, 886 thousand and 861 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and six months ended June 30, 2021, 437 thousand and 232 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and six months ended June 30, 2022 and 2021:

	Pension		Healthcare		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021	2022	2021
	(in millions)
Service cost	$3	$4	$1	$1	$1	$1
Interest cost	7	4	2	2	—	—
Expected return on assets	(12)	(14)	(2)	(1)	—	—
Amortization of:
Prior service credit	—	—	(32)	(34)	—	—
Actuarial loss	5	7	1	—	—	1
Net periodic benefit cost	$3	$1	$(30)	$(32)	$1	$2

	Pension		Healthcare		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021	2022	2021
	(in millions)
Service cost	$6	$7	$2	$2	$3	$3
Interest cost	14	9	3	3	—	—
Expected return on assets	(24)	(27)	(3)	(3)	—	—
Amortization of:
Prior service credit	—	—	(63)	(68)	—	—
Actuarial loss	10	13	1	1	—	1
Net periodic benefit cost	$6	$2	$(60)	$(65)	$3	$4

Net amounts recognized in the consolidated balance sheet as of December 31, 2021 consisted of:

	Pension	Healthcare	Other
	December 31, 2021	December 31, 2021	December 31, 2021
	(in millions)
Other assets	$40	$—	$—
Pension, postretirement and other postemployment benefits	(409)	(141)	(125)
Net liability recognized at end of year	$(369)	$(141)	$(125)
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from Other Comprehensive Income ("OCI") to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and six months ended June 30, 2022 and 2021, $30 million and $60 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
In 2021, CNH Industrial communicated plan changes for the US retiree medical plan. The plan changes resulted in a reduction of the plan liability by $100 million. This amount will be amortized from OCI to the income statement over approximately 4 years, which represents the average service period to attain eligibility conditions for active participants. For the three and six months ended June 30, 2022, $6 million and $12 million of amortization was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended June 30, 2022 and 2021 were 30.3% and 23.7%, respectively. The effective tax rates for the six months ended June 30, 2022 and 2021 were 31.5% and 24.5%, respectively. The 2022 effective tax rate for the three months ended June 30, 2022 was negatively impacted by the discrete tax charge from the sale of Raven’s Engineered Films Division which increased the current period effective tax rate by 4.4%. The effective tax rate for the six months ended June 30, 2022 was negatively impacted by an increase in pre-tax losses for which deferred tax benefits were not recognized and the derecognition of certain deferred tax assets, both of which related to Russia. Further, a discrete tax charge related to the sale of Raven’s Engineered Films Division and discrete tax charges associated with unrecognized tax benefits led to a higher effective tax rate for the six months ended June 30, 2022. The impact from the sale of Raven’s Engineered Films Division increased effective tax rate for the six months ended June 30, 2022 by 2.7%.
As in all financial reporting periods, the Company assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. During the six-month period ended June 30, 2022, the Company changed its assessment regarding the recognition of its Russian deferred tax assets as of the beginning of the period. In addition, the Company was unable to recognize deferred tax assets associated with the current year pre-tax losses in that jurisdiction. These two items combined increased the Company’s current period effective tax rate for the six months ended June 30, 2022 by 1.5%.

The Company operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible the Company’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on the Company’s results of operations, balance sheet, or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company. CNH Industrial has the following three operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.
Financial Services provides and administers retail financing to customers for the purchase or lease of new and used agricultural and construction equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies. The European operations of CNH Industrial Financial Services are supported by the Iveco Group's Financial Services segment. CNH Industrial provides financial services to Iveco Group companies in the South America, Asia Pacific and North America regions.
The activities carried out by the two industrial segments Agriculture and Construction, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities is defined as net income (loss) before: Income taxes, Financial Services' results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the three and six months ended June 30, 2022 and 2021.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Agriculture	$663	$582	$1,089	$981
Construction	34	24	66	49
Unallocated items, eliminations and other	(43)	(34)	(72)	(65)
Total Adjusted EBIT of Industrial Activities	$654	$572	$1,083	$965
Financial Services Net Income	95	85	177	163
Financial Services Income Taxes	38	26	74	52
Interest expense of Industrial Activities, net of interest income and eliminations	(35)	(31)	(70)	(71)
Foreign exchange gains (losses), net of Industrial Activities	13	(4)	—	(15)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	40	35	77	70
Restructuring expense of Industrial Activities	(6)	(5)	(8)	(6)
Other discrete items of Industrial Activities(2)	(19)	(12)	(58)	(13)
Income (loss) before taxes	$780	$666	$1,275	$1,145
Income tax (expense) benefit	(228)	(152)	(387)	(268)
Net income (loss) of discontinued operations	—	185	—	247
Net income (loss)	$552	$699	$888	$1,124
(1) This item includes a pre-tax gain of $30 million and $60 million in the three and six months ended June 30, 2022 and 2021, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million and $12 million in the three and six months ended June 30, 2022, respectively, as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S.
(2) In the three and six months ended June 30, 2022, this item included $3 million and $6 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $16 million and $8 million of loss from the activity of the two Raven businesses held for sale, including the loss on the sale of the Engineered Films Division. In the six month ended June 30, 2022, this item also included $44 million of asset write-downs. In the three and six months ended June 30, 2021, this item includes $8 million and $9 million of separation costs incurred in connection with our spin-off of the Iveco Group Business.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	(in millions)
Retail	$10,255	$9,955
Wholesale	6,249	5,373
Other	33	48
Total	$16,537	$15,376
The Company assesses and monitors the credit quality of its financing receivables based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the date such payments were due. Delinquency is reported on financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally more than 90 days past due. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to interest income. Interest income charged-off was not material for the three and six months ended June 30, 2022 and 2021. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at such time. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Asia Pacific.

The aging of financing receivables as of June 30, 2022 and December 31, 2021 is as follows (in millions):

	June 30, 2022
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2022					$1,782	$—	$1,782
2021					2,614	—	2,614
2020					1,316	—	1,316
2019					667	—	667
2018					369	—	369
Prior to 2018					167	1	168
Total	$19	$—	$19	$6,896	$6,915	$1	$6,916
South America
2022					$428	$—	$428
2021					798	1	799
2020					452	1	453
2019					241	1	242
2018					142	1	143
Prior to 2018					104	—	104
Total	$34	$—	$34	$2,131	$2,165	$4	$2,169
Asia Pacific
2022					$284	$—	$284
2021					428	1	429
2020					253	2	255
2019					108	1	109
2018					54	1	55
Prior to 2018					13	—	13
Total	$8	$10	$18	$1,122	$1,140	$5	$1,145
Europe, Middle East, Africa	$—	$—	$—	$8	$8	$17	$25
Total Retail	$61	$10	$71	$10,157	$10,228	$27	$10,255
Wholesale
North America	$—	$—	$—	$2,699	$2,699	$—	$2,699
South America	—	—	—	962	962	—	962
Asia Pacific	3	1	4	477	481	6	487
Europe, Middle East, Africa	5	—	5	2,096	2,101	—	2,101
Total Wholesale	$8	$1	$9	$6,234	$6,243	$6	$6,249

	December 31, 2021
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2021					$3,159	$—	$3,159
2020					1,688	1	1,689
2019					901	1	902
2018					531	—	531
2017					229	—	229
Prior to 2017					73	—	73
Total	$13	$—	$13	$6,568	$6,581	$2	$6,583
South America
2021					$881	$—	$881
2020					524	—	524
2019					295	—	295
2018					190	—	190
2017					105	—	105
Prior to 2017					72	—	72
Total	$1	$—	$1	$2,066	$2,067	$—	$2,067
Asia Pacific
2021					$579	$—	$579
2020					357	4	361
2019					167	1	168
2018					99	1	100
2017					45	—	45
Prior to 2017					5	—	5
Total	$10	$8	$18	$1,234	$1,252	$6	$1,258
Europe, Middle East, Africa	$4	$—	$4	$43	$47	$—	$47
Total Retail	$28	$8	$36	$9,911	$9,947	$8	$9,955
Wholesale
North America	$—	$—	$—	$2,339	$2,339	$—	$2,339
South America	—	—	—	633	633	22	655
Asia Pacific	2	1	3	446	449	—	449
Europe, Middle East, Africa	5	1	6	1,924	1,930	—	1,930
Total Wholesale	$7	$2	$9	$5,342	$5,351	$22	$5,373

Allowance for credit losses (activity) for the three and six months ended June 30, 2022 is as follows (in millions):

	Three Months Ended June 30, 2022
	Retail	Wholesale
Opening Balance	$244	$74
Provision	14	(4)
Charge-offs, net of recoveries	(8)	(5)
Foreign currency translation and other	(4)	(4)
Ending Balance	$246	$61

	Six Months Ended June 30, 2022
	Retail	Wholesale
Opening Balance	$220	$65
Provision	26	3
Charge-offs, net of recoveries	(9)	(5)
Foreign currency translation and other	9	(2)
Ending Balance	$246	$61
At June 30, 2022, the allowance for credit losses included an increase in reserves of $15 million for domestic Russian receivables. The Company continues to monitor the situation in Eastern Europe and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general, and administrative expenses.
Allowance for credit losses activity for the three and six months ended June 30, 2021 and for the year ended December 31, 2021 is as follows (in millions):

	Three Months Ended June 30, 2021
	Retail	Wholesale
Opening Balance	$220	$69
Provision	1	—
Charge-offs, net of recoveries	(3)	(1)
Foreign currency translation and other	8	5
Ending Balance	$226	$73

	Six Months Ended June 30, 2021
	Retail	Wholesale
Opening Balance	$231	$62
Provision	6	4
Charge-offs, net of recoveries	(6)	(1)
Foreign currency translation and other	(5)	8
Ending Balance	$226	$73

	Twelve Months Ended December 31, 2021
	Retail	Wholesale
Opening Balance	$231	$62
Provision	22	6
Charge-offs, net of recoveries	(22)	1
Foreign currency translation and other	(11)	(4)
Ending Balance	$220	$65
At both June 30, 2021 and December 31, 2021, the allowance for credit losses was reduced by a release of reserves primarily due to the improved outlook for the agricultural industry and a reduced expected impact on credit conditions from the COVID-19 pandemic.
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2022 and 2021, the CNH Industrial's retail and wholesale TDRs were immaterial.
Transfers of Financial Assets
CNH Industrial transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in the securitization programs differ from other entities included in CNH Industrial's condensed consolidated financial statements because the assets they hold are legally isolated from CNH Industrial's assets. For bankruptcy analysis purposes, CNH Industrial has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. CNH Industrial's interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay CNH Industrial's creditors until all obligations of the SPE have been fulfilled or the receivables are removed from the SPE.
Certain securitization trusts are also VIEs and consequently, the VIEs are consolidated since CNH Industrial has both the power to direct the activities that most significantly impact the VIEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH Industrial although CNH Industrial provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH Industrial does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH Industrial in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained.

These types of transactions do not qualify for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under asset-backed financing.
At June 30, 2022 and December 31, 2021, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	June 30, 2022	December 31, 2021
Retail note and finance lease receivables	$6,972	$6,878
Wholesale receivables	3,921	3,443
Total	$10,893	$10,321
10. INVENTORIES
Inventories as of June 30, 2022 and December 31, 2021 consist of the following:

	June 30, 2022	December 31, 2021
	(in millions)
Raw materials	$1,972	$1,517
Work-in-process	944	570
Finished goods	2,557	2,129
Total inventories	$5,473	$4,216
11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For these leases the Company recognized, on a straight-line basis over the lease term, lease expense of $2 million and $2 million in the three months ended June 30, 2022 and 2021, respectively, and $3 million and $3 million in the six months ended June 30, 2022 and 2021.
For the three months ended June 30, 2022 and 2021, the Company incurred operating lease expenses of $19 million and $18 million, respectively, and $35 million and $34 million in the six months ended June 30, 2022 and 2021, respectively.
At June 30, 2022, the Company has recorded approximately $226 million of right-of-use assets and $227 million of related lease liability included in Other Assets and Other Liabilities, respectively. At June 30, 2022, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.1 years and 3.6%, respectively.
During the six months ended June 30, 2022 and 2021 leased assets obtained in exchange for operating lease obligations were $73 million and $19 million, respectively. The operating cash outflow for amounts included in the measurement of operating lease obligations was $35 million and $34 million as of June 30, 2022 and 2021, respectively.
Lessor
The Company, primarily through its Financial Services segment, leases equipment to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components is accounted for separately.
12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	(in millions)
Equity method	$271	$286
Cost method	48	47
Total	$319	$333

13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the six months ended June 30, 2022 are as follows:

	Agriculture	Construction	Financial Services	Total
	(in millions)
Balance at January 1, 2022	$3,020	$49	$141	$3,210
Acquisition	43	—	—	43
Foreign currency translation and other	10	(4)	—	6
Balance at June 30, 2022	$3,073	$45	$141	$3,259

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs that would indicate it is more likely than not that the fair value of a reporting unit is less than book value. CNH Industrial performed its most recent annual impairment review as of December 31, 2021 and concluded that there was no impairment to goodwill for any of the reporting entities.
The acquisition of Specialty Enterprises LLC (Specialty) during the second quarter of 2022 led to the increase in Goodwill for Agriculture of $43 million. Goodwill related to the acquisition was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period.
The acquisitions of Raven and Sampierana during the fourth quarter of 2021 led to an increase in goodwill for Agriculture and Construction of $1.3 billion and $51 million, respectively. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period. Measurement period adjustments were recorded in the current quarter that increased Goodwill by $10 million for Agriculture, primarily related to updates of certain of the valuations.
As of June 30, 2022 and December 31, 2021, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2022			December 31, 2021
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$291	$237	$54	$290	$231	$59
Patents, concessions, licenses and other	5-25	1,966	1,116	850	1,973	1,097	876
		2,257	1,353	904	2,263	1,328	935
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272
Total Other intangible assets		$2,529	$1,353	$1,176	$2,535	$1,328	$1,207

During the fourth quarter of 2021, the Company recorded $0.5 billion in intangible assets based on the preliminary valuation for the Raven Industries, Inc. and Sampierana S.p.A. acquisitions. The valuation of assets acquired and liabilities assumed has not yet been finalized as of June 30, 2022. Thus, the intangible assets associated with the acquisitions are subject to adjustment during the measurement period. Measurement period adjustments were recorded in the current quarter that increased other intangibles subject to amortization by $20 million primarily related to updates of certain of the valuations.
CNH Industrial recorded amortization expense of $34 million and $21 million for the three months ended June 30, 2022 and 2021, respectively, and $66 million and $40 million for the six months ended June 30, 2022 and 2021, respectively.

14. OTHER LIABILITIES
A summary of Other liabilities as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	(in millions)
Warranty and campaign programs	$484	$526
Marketing and sales incentive programs	1,351	1,325
Tax payables	446	671
Accrued expenses and deferred income	493	559
Accrued employee benefits	416	544
Lease liabilities	227	196
Legal reserves and other provisions	208	187
Contract reserve	11	12
Contract liabilities	26	20
Restructuring reserve	26	29
Other	602	692
Total	$4,290	$4,761
Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and six months ended June 30, 2022 and 2021 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Balance at beginning of period	$501	$499	$526	$507
Current year additions	117	108	185	192
Claims paid	(115)	(93)	(210)	(178)
Currency translation adjustment and other	(19)	12	(17)	5
Balance at end of period	$484	$526	$484	$526

Restructuring Expense
The Company incurred restructuring expenses of $6 million and $5 million during the three months ended June 30, 2022 and 2021, respectively. The Company incurred restructuring expenses of $8 million and $6 million during the six months ended June 30, 2022 and 2021, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against CNH Industrial earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements

Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time-consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of June 30, 2022 and December 31, 2021, environmental reserves of approximately $27 million and $29 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A. (“Iveco”), which following the Demerger is a wholly-controlled subsidiary of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to medium and heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco (the “Decision”). Following the Decision, the Company, Iveco and Iveco Magirus AG (“IMAG”) have been named as defendant in proceedings across Europe. The consummation of the Demerger will not result in CNH Industrial being excluded from current and future follow-on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result (directly or indirectly) in a binding decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and where Iveco and IMAG do not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time. The Company believes that the risk of either Iveco or IMAG or Iveco Group defaulting on potential payment obligations arising from such follow-up damage claims is remote.
FPT Emissions Investigation: on July 22, 2020, a number of FPT Industrial S.p.A.'s offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., which is a wholly-controlled subsidiary Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis N.V.) and Iveco Daily vehicles. In certain instances CNH Industrial and other third parties have also received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting from the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with other approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. While the Company had no role in the design and sale of such engine models and vehicles, the Company cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance. The Company believes that the risk of either FPT Industrial or Iveco Group N.V. defaulting on potential payment obligations arising from such proceedings is remote.

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of June 30, 2022 and December 31, 2021 totaling of $18 million and $15 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.1 billion and $8.2 billion at June 30, 2022 and December 31, 2021, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2022 and 2021.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2022 and December 31, 2021 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.5 billion and $6.4 billion at June 30, 2022 and December 31, 2021, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At June 30, 2022, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1.3 billion.
With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.

Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges recognized in accumulated other comprehensive income (loss) and net income (loss) during the three and six months ended June 30, 2022 and 2021 (in millions):

		Recognized in Net Income
For the Three Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2022
Foreign exchange contracts	$(21)
		Net sales	1
		Cost of goods sold	(41)
		Other, net	6
Interest rate contracts	13	Interest expense	9
Total	$(8)		$(25)
2021
Foreign exchange contracts	$(55)
		Net sales	(1)
		Cost of goods sold	2
		Other, net	1
Interest rate contracts	5	Interest expense	(1)
Total	$(50)		$1

		Recognized in Net Income
For the Six Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2022
Foreign exchange contracts	$(172)
		Net sales	2
		Cost of goods sold	(58)
		Other, net	(4)
Interest rate contracts	50	Interest expense	17
Total	$(122)		$(43)
2021
Foreign exchange contracts	$(81)
		Net sales	(3)
		Cost of goods sold	27
		Other, net	(6)
Interest rate contracts	25	Interest expense	(3)
Total	$(56)		$15

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the six months ended June 30, 2022 and 2021:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2021	$(3)	$(14)	$(17)
Impact of demerger	—	—	—
Net changes in fair value of derivatives	(122)	8	(114)
Net losses reclassified from accumulated other comprehensive income into income	43	(8)	35
Accumulated derivative net losses as of June 30, 2022	$(82)	$(14)	$(96)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)
Net changes in fair value of derivatives	(56)	(3)	(59)
Net losses reclassified from accumulated other comprehensive income into income	(15)	1	(14)
Accumulated derivative net losses as of June 30, 2021	$(76)	$(3)	$(79)

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions):

		For the Three Months Ended June 30,
	Classification of Gain (Loss)	2022	2021
Fair Value Hedges
Interest rate derivatives	Interest expense	$(21)	$(2)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$—	$(49)

		For the Six Months Ended June 30,
	Classification of Gain (Loss)	2022	2021
Fair Value Hedges
Interest rate derivatives	Interest expense	$(76)	$(23)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(47)	$(53)

The fair values of CNH Industrial’s derivatives as of June 30, 2022 and December 31, 2021 in the condensed consolidated balance sheets are recorded as follows:

	June 30, 2022		December 31, 2021
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	89	Derivative assets	65
Foreign currency contracts	Derivative assets	52	Derivative assets	77
Total derivative assets designated as hedging instruments		141		142
Interest rate contracts	Derivative liabilities	88	Derivative liabilities	28
Foreign currency contracts	Derivative liabilities	160	Derivative liabilities	101
Total derivative liabilities designated as hedging instruments		248		129
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	51	Derivative assets	11
Foreign currency contracts	Derivative assets	45	Derivative assets	29
Total derivative assets not designated as hedging instruments		96		40
Interest rate contracts	Derivative liabilities	51	Derivative liabilities	12
Foreign currency contracts	Derivative liabilities	27	Derivative liabilities	40
Total derivative liabilities not designated as hedging instruments		78		52
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021:

	Level 1		Level 2		Total
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$97	$106	$97	$106
Interest rate derivatives	—	—	140	76	140	76
Total Assets	$—	$—	$237	$182	$237	$182
Liabilities
Foreign exchange derivatives	$—	$—	$187	$141	$187	$141
Interest rate derivatives	—	—	139	40	139	40
Total Liabilities	$—	$—	$326	$181	$326	$181

Items Measured at Fair Value on a Non-Recurring Basis
The Company recorded fixed asset write-downs of $17 million related to the suspension of operations in Russia during the six months ended June 30, 2022.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments recorded in the quarter ended March 31, 2022. No impairments were recorded in the quarter ended June 30, 2022.

	Fair Value		Losses
	2022	2021	2022	2021
	(in millions)
Property, plant and equipment	$7	$—	$17	$—

The following is a description of the valuation methodologies the Company uses to non-monetary assets at fair value:
Property, plant, and equipment, net: The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022		December 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$16,537	$16,304	$15,376	$15,605
Debt	$20,817	$20,394	$20,897	$21,091
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended June 30, 2022
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$15	$1	$16
Changes in retirement plans’ funded status	(34)	9	(25)
Foreign currency translation	72	—	72
Share of other comprehensive income (loss) of entities using the equity method	(20)	—	(20)
Other comprehensive income (loss)	$33	$10	$43

	Six Months Ended June 30, 2022
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(80)	$1	$(79)
Changes in retirement plans’ funded status	(68)	18	(50)
Foreign currency translation	331	—	331
Share of other comprehensive income (loss) of entities using the equity method	(29)	—	(29)
Other comprehensive income (loss)	$154	$19	$173

	Three Months Ended June 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(50)	$(3)	$(53)
Changes in retirement plans’ funded status	(25)	8	(17)
Foreign currency translation	106	—	106
Share of other comprehensive income (loss) of entities using the equity method	2	—	2
Other comprehensive income (loss)	$33	$5	$38

	Six Months Ended June 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(71)	$(2)	$(73)
Changes in retirement plans’ funded status	(49)	15	(34)
Foreign currency translation	206	—	206
Share of other comprehensive income (loss) of entities using the equity method	(21)	—	(21)
Other comprehensive income (loss)	$65	$13	$78

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2021	$(6)	$(653)	$(1,884)	$(133)	$(2,676)
Other comprehensive income (loss), before reclassifications	(59)	27	204	(21)	151
Amounts reclassified from other comprehensive income	(14)	(61)	—	—	(75)
Other comprehensive income (loss)*	(73)	(34)	204	(21)	76
Balance, June 30, 2021	$(79)	$(687)	$(1,680)	$(154)	$(2,600)

Balance, January 1, 2022	$2	$(324)	$(1,951)	$(224)	$(2,497)
Other comprehensive income (loss), before reclassifications	(114)	16	332	(29)	205
Amounts reclassified from other comprehensive income	35	(66)	—	—	(31)
Other comprehensive income (loss)*	(79)	(50)	332	(29)	174
Balance, June 30, 2022	$(77)	$(374)	$(1,619)	$(253)	$(2,323)
(*)Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(1) million and $2 million for the six months ended June 30, 2022 and 2021, respectively.
Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and six months ended June 30, 2022 and 2021 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Cash flow hedges	$(1)	$1	$(2)	$3	Net sales
	41	(2)	58	(27)	Cost of goods sold
	(6)	(1)	4	6	Other, net
	(9)	1	(17)	3	Interest expense
	(5)	—	(8)	1	Income taxes
	$20	$(1)	$35	$(14)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$6	$8	$11	$15	*
Amortization of prior service cost	(32)	(34)	(63)	(68)	*
	(7)	(8)	(14)	(8)	Income taxes
	$(33)	$(34)	$(66)	$(61)
Total reclassifications, net of tax	$(13)	$(35)	$(31)	$(75)
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
As of June 30, 2022 CNH Industrial’s related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis") and Iveco

Group N.V. which effective January 1, 2022 separated from CNH Industrial N.V. by way of a demerger under Dutch law and became a public listed company independent from CNH Industrial.
As of June 30, 2022, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2022. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or joint control.
The Company’s Audit Committee reviews and approves all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company. As of June 30, 2022 and December 31, 2021, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis, Iveco Group and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2022 and 2021.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the six months ended June 30, 2022 and 2021, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters.
Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Net sales	$—	$—	$—	$—
Cost of goods sold	$6	$10	$11	$18
Selling, general and administrative expenses	$12	$15	$25	$28

	June 30, 2022	December 31, 2021
	(in millions)
Trade receivables	$—	$—
Trade payables	$16	$20

Transactions with Iveco Group post-Demerger
CNH Industrial and Iveco Group post-Demerger entered into transactions consisting of the sale of engines from Iveco Group to CNH Industrial. Additionally, concurrent with the Demerger, the Companies entered into services contracts in relation to general administrative and specific technical matters, provided by either CNH Industrial to Iveco Group and vice versa as follows:
Master Service Agreements: CNH Industrial and Iveco Group entered into a two-year Master Services Agreement (“MSA”) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries). Services provided under the MSA relate mainly to lease of premises and depots and IT services.
Engine Supply Agreement: in relation to the design and supply of off-road engines from Iveco Group to CNH Industrial post-Demerger, Iveco Group and CNH Industrial entered into a ten-year Engine Supply Agreement (“ESA”) whereby Iveco Group will sell to CNH Industrial post-Demerger diesel, CNG and LNG engines and provide post-sale services.

Financial Service Agreement: in relation to certain financial services activities carried out by either CNH Industrial to Iveco Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, CNH Industrial and Iveco Group entered into a three-year Master Services Agreement (“FS MSA”), whereby each Party (and its subsidiaries) may provide services and/or financial services activities to the other (and its subsidiaries). Services provided under the FS MSA relate mainly to wholesale and retail financing activities to suppliers, distribution network and customers.
The transactions with Iveco Group post-Demerger are reflected in the Condensed Combined Financial Statements as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Net sales	$21	$5	$21	$10
Cost of goods sold	$243	$258	$503	$489

	June 30, 2022	December 31, 2021
	(in millions)
Trade receivables	$27	$87
Receivables from Iveco Group N.V.	$281	$—
Trade payables	$194	$181
Payables to Iveco Group N.V.	$73	$502
Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in millions)		(in millions)
Net sales	$96	$99	$222	$212
Cost of goods sold	$123	$124	$244	$231

	June 30, 2022	December 31, 2021
	(in millions)
Trade receivables	$—	$—
Trade payables	$73	$101
At June 30, 2022 and December 31, 2021, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $18 million and $15 million, respectively, related to CNH Industrial Capital Europe S.a.S.
19. SUBSEQUENT EVENTS
On July 28, 2022, the Board of Directors approved a $300 million share buyback program to be launched at the completion of the existing €100 million program.
On July 26, 2022, CNH Industrial completed the sale of the Raven Aerostar division, completing its divestiture of all Raven held for sale entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has three reportable segments reflecting the three businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment, and (iii) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide Agriculture and Construction operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Beginning January 1, 2022, our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. Prior amounts have been conformed to these regions. The geographic designations have the following meanings:
•North America: United States, Canada, and Mexico;
•Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;
•South America: Central and South America, and the Caribbean Islands; and
•Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania
Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP or EU-IFRS.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT of Industrial Activities
Adjusted EBIT of Industrial Activities is defined as net income (loss) before: income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. Such non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net Cash (Debt) and Net Cash (Debt) of Industrial Activities
Net Cash (Debt) is defined as total debt less: intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.

Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding of our consolidated operations and financial results. For further information, see “Supplemental Information” within this section, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Spin-off of On-Highway Business
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial, with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. The On-Highway Business' financial results for the periods prior to the demerger have been reflected in our Condensed Consolidated Statement of Operations, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the On-Highway Business in the prior year consolidated balance sheet are classified as discontinued operations within Assets Held for Distribution and Liabilities Held for Distribution on the Condensed Consolidated Balance Sheet.
Global Business Conditions
The effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread have affected and may continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Group operates, designated part of our businesses as essential critical infrastructure businesses. This designation allowed us to operate in support of our dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
COVID-19 pandemic and other economic and geopolitical factors, including inflation, increased raw material prices and the war in Ukraine, continue to create volatility in the global economy, including supply chain disruptions, as well as increased transportation costs. These factors along with intermittent sub-component availability (notably for semiconductors) leads to pressure in productions in our facilities. We continue to work to mitigate the impact of these issues in order to meet end-market demand. We will continue to monitor the situation as conditions remain fluid and evolve throughout the year.
During the first quarter of 2022, CNH Industrial announced it was suspending non-domestic operations in Russia. The Company is supporting its businesses in this market through the continuation of employee salaries and payment of other administrative expenses. As a result of the suspension, the Company evaluated the carrying value of assets held within the Company's Russia operations. Upon completion of the evaluation, during the quarter ended March 31, 2022, the Company recorded charges of $71 million related to asset write downs, financial receivable allowances and a valuation allowance against deferred tax assets. Further escalation in the war in Ukraine could have further adverse effects on us and our operations in Russia. The Russia-Ukraine conflict and the ensuing sanctions to Russia and Belarus and Russian counter-sanctions might create additional tensions in the commodity markets. The Company has no critical supplier in the affected countries, but prices for certain commodities, including natural gas, might increase creating further volatility.

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021
Consolidated Results of Operations

	Three Months Ended June 30,
	2022	2021
	(in millions)
Revenues:
Net sales	$5,613	$4,778
Finance, interest and other income	469	396
Total Revenues	6,082	5,174
Costs and Expenses:
Cost of goods sold	4,377	3,716
Selling, general and administrative expenses	424	355
Research and development expenses	212	164
Restructuring expenses	6	5
Interest expense	162	137
Other, net	148	156
Total Costs and Expenses	5,329	4,533
Income from continuing operations before income taxes and equity in income of unconsolidated subsidiaries and affiliates	753	641
Income tax (expense)	(228)	(152)
Equity in income of unconsolidated subsidiaries and affiliates	27	25
Net income from continuing operations	552	514
Net income from discontinued operations	—	185
Net income	552	699
Net income attributable to noncontrolling interests	4	9
Net income attributable to CNH Industrial N.V.	$548	$690
Revenues
We recorded revenues of $6,082 million for the three months ended June 30, 2022, an increase of 17.5% (up 20.2% on a constant currency basis) compared to the three months ended June 30, 2021. Net sales of Industrial Activities were $5,613 million in the three months ended June 30, 2022, an increase of 17.5% (up 20.4% on a constant currency basis) compared to the three months ended June 30, 2021, due to favorable price realization offsetting adverse currency conversion.
Cost of Goods Sold
Cost of goods sold were $4,377 million for the three months ended June 30, 2022 compared with $3,716 million for the three months ended June 30, 2021. As a percentage of net sales of Industrial Activities, cost of goods sold was 78.0% in the three months ended June 30, 2022 (77.8% for the three months ended June 30, 2021), as a result of pricing, volumes and favorable mix offset by cost escalation.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $424 million during the three months ended June 30, 2022 (7.0% of total revenues), up $69 million compared to the three months ended June 30, 2021 (6.9% of total revenues) as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior year.
Research and Development Expenses
For the three months ended June 30, 2022, research and development expenses were $212 million compared to $164 million for the three months ended June 30, 2021. The expense for the three months ended June 30, 2022 and 2021 was primarily attributable to continued investment in new products, technologies, and digital growth.
Restructuring Expenses
Restructuring expenses for the three months ended June 30, 2022 were $6 million, compared to $5 million for the three months ended June 30, 2021.

Interest Expense
Interest expense was $162 million for the three months ended June 30, 2022 compared to $137 million for the three months ended June 30, 2021. The interest expense attributable to Industrial Activities for the three months ended June 30, 2022, net of interest income and eliminations, was $35 million, compared to $31 million in the three months ended June 30, 2021.
Other, net
Other, net expenses were $148 million for the three months ended June 30, 2022 and include a pre-tax gain of $30 million ($23 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre-tax gain of $6 million ($5 million after-tax) as a result of the amortization over 4 years of the $101 million positive impact from the 2021 U.S. healthcare plan modification, $16 million ($49 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the quarter, and foreign exchange losses of $13 million. Other, net expenses were $156 million for the three months ended June 30, 2021 and includes a pre-tax gain of $30 million ($22 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification and foreign exchange losses of $4 million.
Income Taxes

	Three Months Ended June 30,
	2022	2021
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$753	$641
Income tax (expense)	$(228)	$(152)
Effective tax rate	30.3%	23.7%
Income tax expense for the three months ended June 30, 2022 was $228 million compared to $152 million for the three months ended June 30, 2021. The effective tax rates for the three months ended June 30, 2022 and 2021 were 30.3% and 23.7%, respectively. The 2022 effective tax rate was negatively impacted by a discrete tax charge resulting from the sale of Raven’s Engineered Films Division which increased the Company's effective tax rate by 4.4% in the current period.
Excluding the pre-tax and tax impacts of restructuring charges, the Benefit Modification Amortization, the amortization related to employee benefit changes implemented during 2021, certain operations of Raven Industries, Inc., changes associated with the Company's spin-off of its On-Highway business, and the sale of Raven’s Engineered Films Division, the effective tax rate was 25.0% for the three months ended June 30, 2022. Excluding the pre-tax and tax impacts of restructuring charges, the Benefit Modification Amortization, Raven acquisition costs, separation costs in connection with the spin-off of the On-Highway business, and non-cash discrete tax benefits, the effective tax rate was 23.2% for the three months ended June 30, 2021.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $27 million and $25 million for the three months ended June 30, 2022 and 2021, respectively.
Net Income (Loss)
Net income was $552 million for the three months ended June 30, 2022, compared to net income from continuing operations of $514 million for the three months ended June 30, 2021. Net income for the three months ended June 30, 2022 included a pre-tax gain of $30 million ($23 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre-tax gain of $6 million ($5 million after-tax) as a result of the amortization over 4 years of the $101 million positive impact from the 2021 U.S. healthcare plan modification offset by $16 million ($49 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the quarter, separation costs in connection with the spin-off of the On-Highway business of $3 million ($2 million after-tax) and restructuring expenses of $6 million ($3 million after-tax).
Net income of continuing operations in the three months ended June 30, 2021, included a pre-tax gain of $30 million ($22 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, restructuring expenses of $5 million ($4 million after-tax), $4 million of Raven acquisition costs, and separation costs in connection with the spin-off of the On-Highway business of $8 million.

Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended June 30,
	2022	2021	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$4,722	$3,970	18.9%	22.1%
Construction	891	808	10.3%	12.3%
Eliminations and other	—	—
Total Net sales of Industrial Activities	5,613	4,778	17.5%	20.4%
Financial Services	471	392	20.2%	20.0%
Eliminations and other	(2)	4
Total Revenues	$6,082	$5,174	17.5%	20.2%

	Three Months Ended June 30,
	2022	2021	$ Change	2022 Adj EBIT Margin	2021 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$663	$582	$81	14.0%	14.7%
Construction	34	24	10	3.8%	3.0%
Unallocated items, eliminations and other	(43)	(34)	(9)
Total Adjusted EBIT of Industrial Activities	$654	$572	$82	11.7%	12.0%
Net sales of Industrial Activities were $5,613 million during the three months ended June 30, 2022, an increase of 17.5% compared to the three months ended June 30, 2021 (up 20.4% on a constant currency basis), due to favorable price realization.
Adjusted EBIT of Industrial Activities was $654 million during the three months ended June 30, 2022, compared to an adjusted EBIT of $572 million during the three months ended June 30, 2021. The increase in adjusted EBIT was primarily attributable to year over year increases in both the Agriculture and Construction segments.
Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended June 30, 2022 compared to the three months ended June 30, 2021:
Agriculture Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2022	2021	% Change
North America	$1,757	$1,287	36.5%
Europe, Middle East, and Africa	1,560	1,705	(8.5)%
South America	939	565	66.2%
Asia Pacific	466	413	12.8%
Total	$4,722	$3,970	18.9%
Agriculture's net sales totaled $4,722 million in the three months ended June 30, 2022, an increase of 18.9% compared to the three months ended June 30, 2021 (up 22.1% on a constant currency basis). Net sales increased mainly due to favorable price realization and better mix, mostly driven by North America and South America.
In North America, industry volume was flat for tractors over 140 HP and was down 16% for tractors under 140 HP; combines were up 3%. In Europe, Middle East and Africa (EMEA), tractor and combine demand were down 1% and 24%, respectively, with combine demand up when excluding Turkey and Russia. South America tractor demand was up 4% and combine demand was down 14%. Asia Pacific tractor demand was up 11% and combine demand was up 21%.
Adjusted EBIT
Adjusted EBIT was $663 million in the three months ended June 30, 2022, an increase of $81 million compared to the three months ended June 30, 2021. The increase was driven by higher gross profit, partially offset by higher SG&A costs and increased R&D spend. Adjusted EBIT margin was 14.0% (14.7% in the three months ended June 30, 2021).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended June 30, 2022 compared to the three months ended June 30, 2021:
Construction Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2022	2021	% Change
North America	$412	$373	10.5%
Europe, Middle East, and Africa	234	226	3.5%
South America	174	116	50.0%
Asia Pacific	71	93	(23.7)%
Total	$891	$808	10.3%
Construction's net sales totaled $891 million in the three months ended June 30, 2022, an increase of 10.3% compared to the three months ended June 30, 2021 (up 12.3% on a constant currency basis), driven by price realization and contribution from the Sampierana business, partially offset by lower volume in all regions except South America.
Global demand for construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 18% and Light down 12%, mostly driven by a 29% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Demand decreased 3% in North America and in EMEA, respectively, and increased 22% in South America.
Adjusted EBIT
Adjusted EBIT was $34 million in the three months ended June 30, 2022, an increase of $10 million compared to the three months ended June 30, 2021. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher freight and raw material costs and increased SG&A spend. Adjusted EBIT margin was 3.8%.
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $471 million in the three months ended June 30, 2022, up 20.2% compared to the three months ended June 30, 2021 (up 20.0% on a constant currency basis), due to higher used equipment sales, higher base rates in South America and higher average portfolios in all regions, partially offset by lower average retail yields in North America.
Net Income
Net income of Financial Services was $95 million in the three months ended June 30, 2022, an increase of $10 million compared to the three months ended June 30, 2021, primarily as a result of higher recoveries on used equipment sales, higher base rates in South America, and higher average portfolios in all regions, offset by increased income taxes and unfavorable risk costs.
In the second quarter of 2022, retail loan originations, including unconsolidated joint ventures, were $2.4 billion, flat compared to the second quarter of 2021. The managed portfolio (including unconsolidated joint ventures) was $21.1 billion as of June 30, 2022 (of which retail was 70% and wholesale 30%), up $0.6 billion compared to June 30, 2021 (up $1.7 billion on a constant currency basis).
At June 30, 2022, the receivables balance greater than 30 days past due as a percentage of receivables was 1.5% (1.5% as of June 30, 2021).

Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended June 30,
	2022	2021
	(in millions)
Agriculture	$663	$582
Construction	34	24
Unallocated items, eliminations and other	(43)	(34)
Total Adjusted EBIT of Industrial Activities	$654	$572
Financial Services Net Income	95	85
Financial Services Income Taxes	38	26
Interest expense of Industrial Activities, net of interest income and eliminations	(35)	(31)
Foreign exchange gains (losses), net of Industrial Activities	13	(4)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	40	35
Restructuring expense of Industrial Activities	(6)	(5)
Other discrete items of Industrial Activities(2)	(19)	(12)
Income (loss) before taxes	$780	$666
Income tax (expense) benefit	(228)	(152)
Net income (loss) from discontinued operations	$—	$185
Net income (loss)	$552	$699
(1) In the three months ended June 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. In the three months ended June 30, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.
(2) In the three months ended June 30, 2022, this item included $16 million of loss related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films Division and $3 million separation costs in connection with the spin-off of the Iveco Group business. In the three months ended June 30, 2021, this item included $8 million separation costs in connection with the spin-off of the Iveco Group business.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Consolidated Results of Operations

	Six Months Ended June 30,
	2022	2021
	(in millions)
Revenues:
Net sales	$9,793	$8,472
Finance, interest and other income	934	798
Total Revenues	10,727	9,270
Costs and Expenses:
Cost of goods sold	7,663	6,612
Selling, general and administrative expenses	802	674
Research and development expenses	396	296
Restructuring expenses	8	6
Interest expense	300	290
Other, net	331	298
Total Costs and Expenses	9,500	8,176
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,227	1,094
Income tax (expense)	(387)	(268)
Equity in income of unconsolidated subsidiaries and affiliates	48	51
Net income from continuing operations	888	877
Net income from discontinued operations	—	247
Net income	888	1,124
Net income attributable to noncontrolling interests	7	26
Net income attributable to CNH Industrial N.V.	$881	$1,098
Revenues
We recorded revenues of $10,727 million for the six months ended June 30, 2022, an increase of 15.7% (up 17.8% on a constant currency basis) compared to the six months ended June 30, 2021. Net sales of Industrial Activities were $9,793 million in the six months ended June 30, 2022, an increase of 15.6% (up 17.9% on a constant currency basis) compared to the six months ended June 30, 2021, due to favorable price realization.
Cost of Goods Sold
Cost of goods sold were $7,663 million for the six months ended June 30, 2022 compared with $6,612 million for the six months ended June 30, 2021. As a percentage of net sales of Industrial Activities, cost of goods sold was 78.2% in the six months ended June 30, 2022 (78.0% for the six months ended June 30, 2021), as a result of pricing and favorable fixed cost absorption offset by cost escalation. In the six months ended June 30, 2022 this item includes $34 million of asset write-downs as a result of the suspension of non-domestic operations in Russia.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $802 million during the six months ended June 30, 2022 (7.5% of total revenues), up $128 million compared to the six months ended June 30, 2021 (7.3% of total revenues) as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior year. For the six months ended June 30, 2022, SG&A includes $25 million in write-downs due to the suspension of non-domestic operations in Russia.
Research and Development Expenses
For the six months ended June 30, 2022, research and development expenses were $396 million compared to $296 million for the six months ended June 30, 2021. The expense for the six months ended June 30, 2022 and 2021 was primarily attributable to continued investment in new products, technologies, and digital growth.

Restructuring Expenses
Restructuring expenses for the six months ended June 30, 2022 were $8 million, compared to $6 million for the six months ended June 30, 2021.
Interest Expense
Interest expense was $300 million for the six months ended June 30, 2022 compared to $290 million for the six months ended June 30, 2021. The interest expense attributable to Industrial Activities for the six months ended June 30, 2022, net of interest income and eliminations, was $70 million, compared to $71 million for the six months ended June 30, 2021. In the six months ended June 30, 2021, interest expense included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A.
Other, net
Other, net expenses were $331 million for the six months ended June 30, 2022 and include a pre-tax gain of $60 million ($46 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre-tax gain of $12 million ($9 million after-tax) as a result of the amortization over 4 years of the $101 million positive impact from the 2021 U.S. healthcare plan modification, $8 million ($43 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale. Other, net expenses were $298 million for the six months ended June 30, 2021 and includes a pre-tax gain of $60 million ($44 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification and foreign exchange losses of $15 million.
Income Taxes

	Six Months Ended June 30,
	2022	2021
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,227	$1,094
Income tax (expense)	$(387)	$(268)
Effective tax rate	31.5%	24.5%
Income tax expense for the six months ended June 30, 2022 was $387 million compared to $268 million for the six months ended June 30, 2021. The effective tax rates for the six months ended June 30, 2022 and 2021 were 31.5% and 24.5%, respectively. The 2022 effective tax rate was negatively impacted by pre-tax losses for which deferred tax assets were not recognized, the de-recognition of certain deferred tax assets, increased charges for unrecognized tax benefits, and a discrete tax charge resulting from the sale of Raven’s Engineered Films Division. The impact from the sale of Raven's Engineered Films Division increased the current period effective tax rate by 2.7%.
Excluding the pre-tax and tax impacts of restructuring charges, the Benefit Modification Amortization, the amortization related to employee benefit changes implemented during 2021, certain operations of Raven Industries, Inc., charges associated with the Company’s spin-off of its On-Highway business, charges associated with the Company’s Russian operations, and discrete tax charges resulting from the sale of Raven’s Engineered Films Division, the effective tax rate was 26.1% for the six months ended June 30, 2022. Excluding the pre-tax and tax impacts of restructuring charges, the Benefit Modification Amortization, charges for retiring certain debt, Raven acquisition costs, charges associated with the Company’s spin-off of its On-Highway business, and non-cash discrete tax benefits, the effective tax rate was 23.7% for the six months ended June 30, 2021.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $48 million and $51 million for the six months ended June 30, 2022 and 2021, respectively.
Net Income (Loss)
Net income was $888 million for the six months ended June 30, 2022, compared to net income from continuing operations of $877 million for the six months ended June 30, 2021. Net income for the six months ended June 30, 2022 included a pre-tax gain of $60 million ($46 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a pre-tax gain of $12 million ($9 million after-tax) as a result of the amortization over 4 years of the $101 million positive impact from the 2021 U.S. healthcare plan modification offset by $8 million ($43 million after-tax) of loss on the sale of Raven Engineered Films net of income from the Raven businesses held for sale during the quarter, a charge of $71 million related to asset write-downs, financial receivable allowances and valuation allowances on deferred tax assets as a result of the suspension of operations in Russia, separation costs in connection with the spin-off of the On-Highway business of $6 million ($5 million after-tax), and restructuring expenses of $8 million ($5 million after-tax).

Net income of continuing operations in the six months ended June 30, 2021, included a pre-tax gain of $60 million ($44 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, restructuring expenses of $6 million, separation costs in connection with the spin-off of the On-Highway business of $9 million as well as a pre-tax loss of $8 million for the cost of repurchase and early redemption of all notes due May 23, 2022 by CNH Industrial Finance S.A.
Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Six Months Ended June 30,
	2022	2021	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$8,099	$7,008	15.6%	18.0%
Construction	1,694	1,464	15.7%	17.2%
Eliminations and other	—	—
Total Net sales of Industrial Activities	9,793	8,472	15.6%	17.9%
Financial Services	937	789	18.8%	18.6%
Eliminations and other	(3)	9
Total Revenues	$10,727	$9,270	15.7%	17.8%

	Six Months Ended June 30,
	2022	2021	$ Change	2022 Adj EBIT Margin	2021 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$1,089	$981	$108	13.4%	14.0%
Construction	66	49	17	3.9%	3.3%
Unallocated items, eliminations and other	(72)	(65)	(7)
Total Adjusted EBIT of Industrial Activities	$1,083	$965	$118	11.1%	11.4%
Net sales of Industrial Activities were $9,793 million during the six months ended June 30, 2022, an increase of 15.6% compared to the six months ended June 30, 2021 (up 17.9% on a constant currency basis), due to favorable price realization.
Adjusted EBIT of Industrial Activities was $1,083 million during the six months ended June 30, 2022, compared to an adjusted EBIT of $965 million during the six months ended June 30, 2021. The increase in adjusted EBIT was primarily attributable to year over year increases in both the Agriculture and Construction segments.

Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the six months ended June 30, 2022 compared to the six months ended June 30, 2021:
Agriculture Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2022	2021	% Change
North America	$2,933	$2,346	25.0%
Europe, Middle East, and Africa	2,755	2,972	(7.3)%
South America	1,631	962	69.5%
Asia Pacific	780	728	7.1%
Total	$8,099	$7,008	15.6%
Agriculture's net sales totaled $8,099 million in the six months ended June 30, 2022, an increase of 15.6% compared to the six months ended June 30, 2021 (up 18.0% on a constant currency basis). Net sales increased mainly due to favorable price realization and better mix, mostly driven by North America and South America.
For the six months ended June 30, 2022, worldwide industry unit sales for tractors were down 5% compared to the six months ended June 30, 2021, while worldwide industry sales for combines were up 5%. In North America, industry volumes in the over 140 hp tractor market sector were up 4% and combines were down 7%. Industry volumes for under 140 hp tractors in North America were down 13%. European markets were down 6% and 17% for tractors and combines, respectively. In South America, the tractor market increased 7% and the combine market decreased 14%. Asia Pacific markets decreased 2% for tractors and increased 23% for combines.
Adjusted EBIT
Adjusted EBIT was $1,089 million in the six months ended June 30, 2022, an increase of $108 million compared to the six months ended June 30, 2021. The increase was driven by higher gross profit, partially offset by higher SG&A costs and increased R&D spend. Adjusted EBIT margin was 13.4% (14.0% in the six months ended June 30, 2021).

Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended June 30, 2022 compared to the three months ended June 30, 2021:
Construction Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2022	2021	% Change
North America	$806	$654	23.2%
Europe, Middle East, and Africa	436	397	9.8%
South America	307	204	50.5%
Asia Pacific	145	209	(30.6)%
Total	$1,694	$1,464	15.7%
Construction's net sales totaled $1,694 million in the six months ended June 30, 2022, an increase of 15.7% compared to the six months ended June 30, 2021 (up 17.2% on a constant currency basis), as a result of positive price realization and contribution from the Sampierana business.
Global demand in construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 18% and Light down 15%. Demand was flat in North America and increased 3% and 30% in Europe and in South America, respectively. Asia Pacific demand decreased 33%.

Adjusted EBIT
Adjusted EBIT was $66 million in the six months ended June 30, 2022, an increase of $17 million compared to the six months ended June 30, 2021. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher costs. Adjusted EBIT margin was 3.9%.
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $937 million in the six months ended June 30, 2022, up 18.8% compared to the six months ended June 30, 2021 (up 18.6% on a constant currency basis), due to higher used equipment sales, higher base rates in South America and higher average portfolios in all regions, partially offset by lower retail yields in North America. Retail loan originations (including unconsolidated joint ventures) were $4.6 billion, up $0.2 billion compared to 2021.
Net Income
Net income of Financial Services was $177 million in the six months ended June 30, 2022, an increase of $14 million compared to the six months ended June 30, 2021, primarily as a result of higher recoveries on used equipment sales, higher base rates in South America, and higher average portfolios in all regions, offset by increased income taxes and additional risk costs, including $15 million for domestic Russian receivables.
In the six months ended June 30, 2022, retail loan originations, including unconsolidated joint ventures, were $4.6 billion, up $0.2 billion compared to the six months ended June 30, 2021. The managed portfolio, including unconsolidated joint ventures, was $21.1 billion as of June 30, 2022 (of which retail was 70% and wholesale 30%), up $0.6 billion compared to June 30, 2021 (up $1.7 billion on a constant currency basis).
Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Six Months Ended June 30,
	2022	2021
	(in millions)
Agriculture	$1,089	$981
Construction	66	49
Unallocated items, eliminations and other	(72)	(65)
Total Adjusted EBIT of Industrial Activities	$1,083	$965
Financial Services Net Income	177	163
Financial Services Income Taxes	74	52
Interest expense of Industrial Activities, net of interest income and eliminations	(70)	(71)
Foreign exchange gains (losses), net of Industrial Activities	—	(15)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	77	70
Restructuring expense of Industrial Activities	(8)	(6)
Other discrete items of Industrial Activities(2)	(58)	(13)
Income (loss) before taxes	$1,275	$1,145
Income tax (expense) benefit	(387)	(268)
Net income (loss) from discontinued operations	$—	$247
Net income (loss)	$888	$1,124
(1) In the six months ended June 30, 2022, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $12 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. In the six months ended June 30, 2021, this item includes the pre-tax gain of $60 million as a result of the 2018 modification.
(2) In the six months ended June 30, 2022, this item included $44 million of asset write-downs, $6 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $8 million of costs related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films Division. In the six months ended June 30, 2021, this item included $9 million of separation costs in connection with the spin-off of the Iveco Group business.

Supplemental Information
The operations, key financial measures, and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. This supplemental data is as follows:
Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business.
Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

	Statement of Operations
	Three Months Ended June 30, 2022					Three Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$5,613	$—	$—		$5,613	$4,778	$—	$—		$4,778
Finance, interest and other income	15	471	(17)	(2)	469	14	392	(10)	(2)	396
Total Revenues	$5,628	$471	$(17)		$6,082	$4,792	$392	$(10)		$5,174
Costs and Expenses
Cost of goods sold	$4,377	$—	$—		$4,377	$3,716	$—	$—		$3,716
Selling, general & administrative expenses	381	43	—		424	333	22	—		355
Research and development expenses	212	—	—		212	164	—	—		164
Restructuring expenses	6	—	—		6	5	—	—		5
Interest expense	50	129	(17)	(3)	162	45	102	(10)	(3)	137
Other, net	(21)	169	—		148	(4)	160	—		156
Total Costs and Expenses	$5,005	$341	$(17)		$5,329	$4,259	$284	$(10)		$4,533
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries and affiliates	623	130	—		753	533	108	—		641
Income tax (expense) benefit	(190)	(38)	—		(228)	(126)	(26)	—		(152)
Equity in income of unconsolidated subsidiaries and affiliates	24	3	—		27	22	3	—		25
Net income (loss) from continuing operations	457	95	—		552	429	85	—		514
Net income (loss) from discontinued operations	—	—	—		—	171	14	—		185
Net income (loss)	$457	$95	$—		$552	$600	$99	$—		$699
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Statement of Operations
	Six Months Ended June 30, 2022					Six Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$9,793	$—	$—		$9,793	$8,472	$—	$—		$8,472
Finance, interest and other income	25	937	(28)	(2)	934	27	789	(18)	(2)	798
Total Revenues	$9,818	$937	$(28)		$10,727	$8,499	$789	$(18)		$9,270
Costs and Expenses
Cost of goods sold	$7,663	$—	$—		$7,663	$6,612	$—	$—		$6,612
Selling, general & administrative expenses	710	92	—		802	619	55	—		674
Research and development expenses	396	—	—		396	296	—	—		296
Restructuring expenses	8	—	—		8	6	—	—		6
Interest expense	95	233	(28)	(3)	300	98	210	(18)	(3)	290
Other, net	(38)	369	—		331	(17)	315	—		298
Total Costs and Expenses	$8,834	$694	$(28)		$9,500	$7,614	$580	$(18)		$8,176
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries and affiliates	984	243	—		1,227	885	209	—		1,094
Income tax (expense) benefit	(313)	(74)	—		(387)	(216)	(52)	—		(268)
Equity in income of unconsolidated subsidiaries and affiliates	40	8	—		48	45	6	—		51
Net income (loss) from continuing operations	711	177	—		888	714	163	—		877
Net income (loss) from discontinued operations	—	—	—		—	220	27	—		247
Net income (loss)	$711	$177	$—		$888	$934	$190	$—		$1,124
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Balance Sheets
	June 30, 2022					December 31, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
ASSETS
Cash and cash equivalents	$2,430	$425	—		$2,855	$4,386	$658	$—		$5,044
Restricted cash	144	585	—		729	128	673	—		801
Trade receivables, net	189	2	(4)	(2)	187	197	1	(6)	(2)	192
Financing receivables, net	694	16,691	(848)	(3)	16,537	199	15,508	(331)	(3)	15,376
Receivables from Iveco Group N.V.	220	61	—		281	—	—	—		—
Inventories, net	5,455	18	—		5,473	4,187	29	—		4,216
Property, plant and equipment, net	1,429	—	—		1,429	1,474	1	—		1,475
Investments in unconsolidated subsidiaries and affiliates	213	106	—		319	227	106	—		333
Equipment under operating leases	29	1,585	—		1,614	30	1,708	—		1,738
Goodwill, net	3,118	141	—		3,259	3,068	142	—		3,210
Other intangible assets, net	1,155	21	—		1,176	1,187	20	—		1,207
Deferred tax assets	428	84	(122)	(4)	390	468	80	(127)	(4)	421
Derivative assets	107	147	(17)	(5)	237	119	77	(14)	(5)	182
Other assets	1,368	139	(345)	(2)	1,162	1,645	81	(51)	(2)	1,675
Assets held for distribution	—	—	—		—	9,814	4,543	(811)		13,546
TOTAL ASSETS	$16,979	$20,005	$(1,336)		$35,648	$27,129	$23,627	$(1,340)		$49,416
LIABILITIES AND EQUITY
Debt	4,997	16,668	(848)	(3)	20,817	5,485	15,743	(331)	(3)	20,897
Payables from Iveco Group N.V.	8	65	—		73	334	168	—		502
Trade payables	3,430	177	(4)	(2)	3,603	3,353	207	(30)	(2)	3,530
Deferred tax liabilities	3	235	(122)	(4)	116	4	248	(127)	(4)	125
Pension, postretirement and other postemployment benefits	574	6	—		580	669	6	—		675
Derivative liabilities	225	118	(17)	(5)	326	153	42	(14)	(5)	181
Other liabilities	4,110	525	(345)	(2)	4,290	4,247	541	(27)	(2)	4,761
Liabilities held for distribution	—	—	—		—	8,985	3,718	(811)		11,892
TOTAL LIABILITIES	$13,347	$17,794	$(1,336)		$29,805	$23,230	$20,673	$(1,340)		$42,563
Redeemable noncontrolling interest	49	—	—		49	45	—	—		45
Equity	3,583	2,211	—		5,794	3,854	2,954	—		6,808
TOTAL LIABILITIES AND EQUITY	$16,979	$20,005	$(1,336)		$35,648	$27,129	$23,627	$(1,340)		$49,416
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4) Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

	Cash Flow Statements
	Six Months Ended June 30, 2022					Six Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Operating activities:
Net income (loss)	$711	$177	$—		$888	$714	$163	$—		$877
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease	166	1	—		167	146	1	—		147
Depreciation and amortization expense of assets under operating lease	1	104	—		105	1	122	—		123
(Gain) loss from disposal of assets	16	—	—		16	—	—	—		—
Loss on repurchase of notes	—	—	—		—	8	—	—		8
Undistributed income (loss) of unconsolidated subsidiaries	85	(8)	(90)	(2)	(13)	97	(6)	(80)	(2)	11
Other non-cash items	59	30	—		89	34	12	—		46
Changes in operating assets and liabilities:
Provisions	(51)	—	—		(51)	88	3	—		91
Deferred income taxes	53	(26)	—		27	(4)	10	—		6
Trade and financing receivables related to sales, net	105	(1,068)	—	(3)	(963)	(16)	(476)	(3)	(3)	(495)
Inventories, net	(1,433)	269	—		(1,164)	(816)	196	—		(620)
Trade payables	81	(32)	7	(3)	56	525	(40)	(1)	(3)	484
Other assets and liabilities	(274)	(34)	(7)	(3)	(315)	104	15	4	(3)	123
Cash flow from operating activities discontinued operation	—	—	—		—	342	230	(2)		570
Net cash provided by operating activities	$(481)	$(587)	$(90)		$(1,158)	$1,223	$230	$(82)		$1,371
Investing activities:
Additions to retail receivables	—	(2,703)	—		(2,703)	—	(2,384)	—		(2,384)
Collections of retail receivables	—	2,392	—		2,392	—	2,377	—		2,377
Proceeds from sale of assets, net of assets sold under operating leases	2	—	—		2	12	—	—		12
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease	(137)	(2)	—		(139)	(105)	(1)	—		(106)
Expenditures for assets under operating lease	(6)	(246)	—		(252)	(8)	(227)	—		(235)
Other(4)	(623)	323	—		(300)	(262)	(20)	6	(4)	(276)
Cash flow from investing activities discontinued operation	—	—	—		—	(280)	125	2		(153)
Net cash used in investing activities	$(764)	$(236)	$—		$(1,000)	$(643)	$(130)	$8		$(765)
Financing activities:
Proceeds from long-term debt	—	5,212	—		5,212	60	4,761	—		4,821
Payments of long-term debt	(83)	(4,805)	—		(4,888)	(745)	(4,788)	—		(5,533)
Net increase (decrease) in other financial liabilities	25	178	—		203	(209)	(7)	—		(216)
Dividends paid	(415)	(90)	90	(2)	(415)	(183)	(82)	82	(2)	(183)
Other	(40)	—	—		(40)	—	8	(8)	(4)	—
Cash flow from financing activities discontinued operation	—	—	—		—	(20)	(350)	—		(370)
Net cash provided by (used in) financing activities	$(513)	$495	$90		$72	$(1,097)	$(458)	$74		$(1,481)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(182)	7	—		(175)	(168)	(2)	—		(170)
Increase (decrease) in cash and cash equivalents	$(1,940)	$(321)	$—		$(2,261)	$(685)	$(360)	$—		$(1,045)
Cash and cash equivalents, beginning of year	4,514	1,331	—		5,845	8,116	1,513	—		9,629
Cash and cash equivalents, end of period	2,574	1,010	—		3,584	7,431	1,153	—		8,584
Cash and cash equivalents, end of period, discontinued operation	$—	$—	$—		$—	$561	$119	$—		$680
Cash and cash equivalents, end of period, continuing Operations	$2,574	$1,010	$—		$3,584	$6,870	$1,034	$—		$7,904

(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3) This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4) This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
B. LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
At June 30, 2022, Cash and cash equivalents and Restricted cash were $3,584 million, a decrease of $2,261 million from $5,845 million at December 31, 2021 primarily due to operating activities cash absorption in the period, payment of a dividend, receivables portfolio absorption, and payment to Iveco Group mainly related to the net debt outstanding at December 31, 2021.
At June 30, 2022, Cash and cash equivalents were $2,855 million ($5,044 million at December 31, 2021) and Restricted cash was $729 million ($801 million at December 31, 2021), respectively. Undrawn medium-term unsecured committed facilities were $5,002 million ($5,177 million at December 31, 2021) and other current financial assets were $1 million ($1 million at December 31, 2021). At June 30, 2022, the aggregate of Cash and cash equivalents, Restricted cash, undrawn medium-term unsecured committed facilities, other current financial assets, and net financial receivables from Iveco Group which we consider to constitute our principal liquid assets (or "available liquidity"), totaled $8,795 million ($10,521 million at December 31, 2021). At June 30, 2022, this amount also included $208 million net financial receivables from Iveco Group ($502 million net financial payables at December 31, 2021) consisting of net financial receivables mainly towards Financial Services of Iveco Group. At December 31, 2021, the net financial payables amount was mainly due to cash balances deposited by Iveco Group legal entities with CNH Industrial's central treasury, including cash management and /or cash pooling arrangements.
Net Cash from Operating Activities
Cash used by operating activities in the six months ended June 30, 2022 totaled $1,158 million and primarily comprised the following elements:
▪$888 million net income;
▪plus $272 million in non-cash charges for depreciation and amortization ($167 million excluding equipment on operating leases);
▪plus $89 million in Other non-cash items primarily due to share based payments and write downs of assets under operating leases.
▪less change in provisions of $51 million;
▪less $2,386 million in change in working capital.
In the six months ended June 30, 2021, cash provided by operating activities of continuing operations was $801 million, primarily as a result of $877 million related to net income and $270 million in non-cash charges for depreciation partially offset by a $508 million decrease in working capital.
Net Cash from Investing Activities
Net cash used in investing activities was $1,000 million in the six months ended June 30, 2022 and was primarily due to payment to Iveco Group of the $502 million debt outstanding with Iveco Group at December 31, 2021, expenditures for assets under operating leases ($252 million), and addition to retail receivables ($311 million).
For the six months ended June 30, 2021, cash used in investing activities of continuing operations $(612) million was primarily due to expenditures for assets under operating leases ($235 million), expenditures for property, plant and equipment and intangible assets ($106 million) and other investing activities ($276 million). Additions and collections of retail receivables essentially offset each other as of June 30, 2021.
Net Cash from Financing Activities
Net cash provided by financing activities was $72 million in the six months ended June 30, 2022 compared to $(1,111) million used in financing activities of continuing operations in the six months ended June 30, 2021. Net cash provided by and used in financing activities for the six months ended June 30, 2022 and 2021 was primarily due to the changes in debt and dividends paid.

Debt
Our consolidated debt as at June 30, 2022 and December 31, 2021 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(in millions)
Total Debt including Payables to Iveco Group	$20,890	$21,399	$5,005	$5,819	$16,733	$15,911

A summary of total debt as of June 30, 2022 and December 31, 2021, is as follows:

	June 30, 2022			December 31, 2021
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total bonds	$4,742	$3,208	$7,950	$5,184	$3,280	$8,464
Asset-backed debt	—	9,000	9,000	—	8,875	8,875
Other debt	86	3,781	3,867	151	3,407	3,558
Intersegment debt	169	679	—	150	181	—
Payables to Iveco Group	8	65	73	334	168	502
Total Debt	$5,005	$16,733	$20,890	$5,819	$15,911	$21,399

A summary of issued bonds outstanding as of June 30, 2022 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	383
CNH Industrial Finance Europe S.A. (1)	EUR	750	0.000%	April 1, 2024	779
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	675
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	104
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	519
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	624
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	52
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	519
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	52
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(65)
Total Industrial Activities					$4,742
Financial Services
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	120
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital Australia Pty Ltd.	AUD	200	1.750%	July 8, 2024	138
CNH Industrial Capital Australia Pty Ltd.	AUD	50	1.750%	July 8, 2024	34
CNH Industrial Capital Canada Ltd	CAD	300	1.500%	October 1, 2024	232
CNH Industrial Capital LLC	USD	500	3.950%	May 23, 2025	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
Hedging effects, bond premium/discount, and unamortized issuance costs					(47)
Total Financial Services					$3,208
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.

The calculation of Net Debt as at June 30, 2022 and December 31, 2021 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(in millions)
Third party debt	$(20,817)	$(20,897)	$(4,828)	$(5,335)	$(15,989)	$(15,562)
Intersegment notes payable	—	—	(169)	(150)	(679)	(181)
Payable to Iveco Group N.V.(4)	(73)	(3,986)	(8)	(3,764)	(65)	(222)
Total Debt(1)	(20,890)	(24,883)	(5,005)	(9,249)	(16,733)	(15,965)
Cash and cash equivalents	2,855	5,044	2,430	4,386	425	658
Restricted cash	729	801	144	128	585	673
Intersegment notes receivable	—	—	679	181	169	150
Receivables from Iveco Group N.V.(4)	281	3,484	220	3,430	61	54
Other current financial assets(2)	1	1	1	1	—	—
Derivatives hedging debt	(33)	(3)	(33)	(3)	—	—
Net Cash (Debt)(3)	$(17,057)	$(15,556)	$(1,564)	$(1,126)	$(15,493)	$(14,430)
(1)    Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $169 million and $150 million as of June 30, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $679 million and $181 million as of June 30, 2022 and December 31, 2021, respectively.
(2)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(3)    The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(510) million and $(31) million as of June 30, 2022 and December 31, 2021, respectively.
(4)    For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.
Excluding positive exchange rate differences effect of $517 million, Net Debt at June 30, 2022 increased by $2,018 million compared to December 31, 2021, reflecting a Free Cash Flow absorption from Industrial Activities of $(655) million during the six months and the increase in portfolio receivables of Financial Services.
The following table shows the change in Net Cash (Debt) of Industrial Activities for the six months ended June 30, 2022 and 2021:

(in millions)	2022	2021
Net Cash (Debt) of Industrial Activities at beginning of period	$(1,126)	$(893)
Adjusted EBIT of Industrial Activities	1,083	965
Depreciation and amortization	166	146
Depreciation of assets under operating leases	1	1
Cash interest and taxes	(316)	(179)
Changes in provisions and similar(1)	100	144
Change in working capital	(1,550)	(211)
Operating cash flow of Industrial Activities	(516)	866
Investments in property, plant and equipment, and intangible assets	(137)	(105)
Other changes	(2)	11
Free Cash Flow of Industrial Activities	(655)	772
Capital increases and dividends(2)	(455)	(183)
Currency translation differences and other(3)	672	156
Change in Net Cash (Debt) of Industrial Activities	(438)	745
Net Cash (Debt) of Industrial Activities at end of period	$(1,564)	$(148)

(1)    Including other cash flow items related to operating lease.
(2)    In the three and six months ended June 30, 2022, this item also includes share buy-back transactions.
(3)    In the three and six months ended June 30, 2022 this item also includes the proceeds from the sale of Raven Engineered Films Division for $350 million. In the six months ended June 30, 2021, this item also includes the charge of $8 million related to the repurchase of notes.

For the six months ended June 30, 2022, the Free Cash Flow of Industrial Activities was a negative $655 million primarily due to supply chain constraints and high manufacturing inventories, partially offset by a positive Adjusted EBIT performance.
The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the six months ended June 30, 2022 and 2021:

(in millions)	2022	2021
Net cash provided by (used in) Operating Activities	$(1,158)	$801
Less: Cash flows from Operating Activities of Financial Services net of eliminations	677	80
Change in derivatives hedging debt of Industrial Activities and other	(29)	(7)
Investments in assets sold under operating lease assets of Industrial Activities	(6)	(8)
Operating cash flow of Industrial Activities	(516)	866
Investments in property, plant, and equipment, and intangible assets of Industrial Activities	(137)	(105)
Other changes (1)	(2)	11
Free Cash Flow of Industrial Activities	$(655)	$772
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.0 billion at June 30, 2022 ($5.2 billion at December 31, 2021). Total committed secured facilities expiring after twelve months amounted to approximately $2.8 billion at June 30, 2022 ($3.9 billion at December 31, 2021, $3.0 billion excluding Iveco Group), of which $0.6 billion was available at June 30, 2022 ($1.1 billion at December 31, 2021, $1.0 billion excluding Iveco Group).
CNH Industrial will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic and other global business conditions may have on its operations. With the strong liquidity position at the end of June 2022 and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs.
Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Additional factors could cause actual results to differ from those express or implied by the forward-looking statements included in the Company’s filings with the SEC (including, but not limited to, the factors discussed in our annual report on Form 20-F and quarterly reports submitted on Form 6-K).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
The following updated risks and uncertainties should be considered in conjunction with the main risks and uncertainties identified in our most recent annual report on Form 20-F (Part I, Item 3D). The risks described in the most recent annual report on Form 20-F, and in the "Safe Harbor Statement" within this report are not the only risks faced by us. Additional risks and uncertainties not currently known, or that are currently judged to be immaterial, may also materially affect our business, financial condition or operating results.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business. We manufacture and sell products and offer services on several continents and in numerous countries around the world, including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
a.changes in laws, regulations and policies that affect, among other things:
i.import and export duties, controls, and quotas, including as a result of the war in Ukraine;
ii.currency restrictions;
iii.the design, manufacture and sale of our products, including, for example, engine emissions regulations;
iv.interest rates and the availability of credit to our dealers and customers;
v.property, contract rights and intellectual property;
vi.where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
vii.taxes;
b.regulations from changing world organization initiatives and agreements;
c.changes in the dynamics of the industries and markets in which we operate;
d.labor disruptions;
e.disruption in the supply chain of raw materials, including rare materials (that might be more easily the target of sudden cost increases due to a variety of factors, including logistic difficulties, market volatility or political changes), oil, gas, and other energy sources and components (e.g., semiconductors);
f.changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
g.withdrawal from, or changes to, trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs or other administrative restrictions like licenses in certain countries or covering certain products or raw materials or embargoes, including as a result of the war in Ukraine; and
h.war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding, global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
Further, the war in Ukraine, which began in February 2022, has given rise to regional instability and resulted in heightened economic sanctions from, among others, the U.S., EU, Switzerland, UK, and counter-sanctions from Russia. Our business in the Ukraine and Russia has been significantly impacted by the war and the Company has suspended all shipments to Russia. We have experienced, and may continue to experience, risks related to the impact of the war in Ukraine, including restrictions on our ability to do business with certain vendors or suppliers, the ability to repatriate funds from the region, increases in the cost of raw materials and commodities, supply chain and logistics challenges and foreign currency volatility. We also continue to monitor the impact of the sanctions and export controls imposed in the response to the war in Ukraine, including suspension or rationing of gas deliveries from Russia to certain European countries. The situation is rapidly evolving and significant uncertainties regarding the full impact of the war in

Ukraine and the related impacts on the global economy and geopolitical relations, in general and on our business in particular, remain and may be impacted by any or all of the foregoing risks. The war in Ukraine may also heighten other risks disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, any of which could have an adverse impact on our business, results of operation, cash flows or financial condition.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company’s purchases of its common shares during the six months ended June 30, 2022 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (€)(1)
1/1/2022 - 1/31/2022	—	—	—	100,000,000
2/1/2022 - 2/28/2022	—	—	—	100,000,000
3/1/2022 - 3/31/2022	1,500,000	12.28	1,500,000	81,580,000
4/1/2022 - 4/30/2022	61,455	12.96	61,455	80,783,543
5/1/2022 - 5/31/2022	289,984	12.95	289,984	77,028,250
6/1/2022 - 6/30/2022	1,170,069	12.09	1,170,069	62,882,116
Total	3,021,508		3,021,508	62,882,116
1) On March 1, 2022, the Company announced a share buyback program (the “Program"). The Program involves the repurchase of up to 100 million Euros worth of the Company’s common shares up until October 14, 2022.
2) Share repurchases are made on Euronext Milan and have been translated from Euros at the exchange rate reported by the European Central Bank on the respective transaction dates.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.